Filed by Sizzle Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41005

Subject Company:
Critical Metals Corp.
Commission File No. 132-02858

European Lithium Limited (ASX: EUR) filed an announcement with the Australian Securities Exchange (the “ASX”) on January 23, 2024, which was subsequently posted on the ASX. The announcement by EUR to the ASX is contained below:

ASX ANNOUNCEMENT 23 Januaíy 2024 32 Haííogate Stíeet, West Leedeíville, WA 6007 P +61 8 6181 9792 E info@euíopeanlithium.com ASX: EUR euíopeanlithium.com NASDAQ Listing Update HIGHLIGHľS Special Meeting of Sizzle’s stockholdeís to appíove the píoposed business combination with Cíitical Metals Coíp (Cíitical Metals oí CRML) íescheduled to be held on 31 Januaíy 2024 Requested delay to accommodate potential stíategic investoís. Euíopean Lithium Limited (ASX : EUR, FRA : PF 8 , OľC : EULIF) ( Euíopean Lithium oí the Company ) advises that Sizzle Acquisition Coíp, a publicly tíaded special puípose acquisition company (Nasdaq : SZZL) ( Sizzle ), has filed with the U . S . Secuíities and Exchange Commission (the SEC ) an extension íelating to the special meeting of Sizzle stockholdeís to vote on the appíoval and adoption of the business combination agíeement foí the ľíansaction, and íelated píoposals . ľhe meeting píeviously scheduled to be held on 23 Januaíy 2024 has been íescheduled to be held on 31 Januaíy 2024 at 10 : 00 a . m . Easteín ľime . Sizzle’s stockholdeís of íecoíd as of the close of business on 26 Decembeí 2023 aíe entitled to vote at the special meeting . ľhe Company is evaluating investments fíom stíategic paítneís to close with the Cíitical Metals NASDAQ Listing . On 26 Octobeí 2022 , Euíopean Lithium announced that it has enteíed into a business combination agíeement with Sizzle puísuant to which EUR will combine its wholly owned Wolfsbeíg Lithium Píoject ( Wolfsbeíg Píoject ) with Sizzle via a newly - foímed, lithium exploíation and development company named Cíitical Metals Coíp ( Cíitical Metals ) which is expected to be listed on NASDAQ undeí the symbol “CRML” ( ľíansaction ) . ľhe ľíansaction is expected to be completed as soon as píacticable following the conclusion of the special meeting of Sizzle stockholdeís to vote on the appíoval and adoption of the business combination agíeement foí the ľíansaction (assuming the satisfaction oí waiveí of the otheí conditions to closing as set foíth in the business combination agíeement) . Following completion of the ľíansaction, EUR will be issued US $ 750 million woíth of oídinaíy shaíes in CRML . ľhis announcement has been appíoved foí íelease on ASX by the Boaíd of Diíectoís . ľhis announcement is intended to lift the tíading halt of EUR íequested on 19 Januaíy 2024 . – END –

U.S. Securities Law Legends

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the "Proposed Business Combination") among Sizzle Acquisition Corp. (Nasdaq: SZZL) ("Sizzle"), European Lithium Ltd. (ASX: EUR) ("European Lithium"), European Lithium AT (Investments) Limited, a company formed in the British Virgin Islands which is wholly owned by European Lithium ("EUR BVI"), and certain other parties formed in connection with the transactions contemplated by the merger agreement (the "Merger Agreement"), including Critical Metals Corp. ("Critical Metals") and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Critical Metals. Subject to its terms and conditions, the Merger Agreement provides that Sizzle and EUR BVI will become wholly owned subsidiaries of Critical Metals.

In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the Securities and Exchange Commission ("SEC"), which includes a proxy statement to be sent to Sizzle stockholders and a prospectus for the registration of Critical Metals securities in connection with the Proposed Business Combination (as amended from time to time, the "Registration Statement"). The definitive proxy statement/prospectus and other relevant documents will be mailed to the stockholders of Sizzle as of the Record Date for voting on the Proposed Business Combination as set forth in such proxy statement/prospectus and will contain important information about the Proposed Business Combination and related matters. Stockholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Stockholders and other interested persons will also be able to obtain copies of the definitive proxy statement/prospectus and other relevant materials in connection with the Proposed Business Combination, without charge, at the SEC's website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle's stockholders in connection with the Proposed Business Combination. Sizzle's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle's Form 10-K filed with the SEC on March 28, 2023, Sizzle's definitive proxy statement filed with the SEC on January 17, 2023 and Sizzle's definitive proxy statement filed with the SEC on July 17, 2023 and December 28, 2023. To the extent that holdings of Sizzle's securities by relevant reporting persons such as officers or directors as applicable, have changed since the amounts included in Sizzle's Form 10-K, or proxy statements, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle's stockholders in connection with the Proposed Business Combination is set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination is likewise included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute

ASX: EUR | europeanlithium.com

an offeí to sell oí a solicitation of an offeí to buy any secuíities, oí a solicitation of any vote oí appíoval, noí shall theíe be any sale of secuíities in any state oí juíisdiction in which such offeí, solicitation, oí sale would be unlawful píioí to íegistíation oí qualification undeí the secuíities laws of any such state oí juíisdiction. No offeí of secuíities shall be made except by means of a píospectus meeting the íequiíements of the Secuíities Act of 1933, as amended, oí an exemption theíefíom. Cautionaíy Note Regaíding Ïoíwaíd - Looking Statements ľhis píess íelease contains foíwaíd - looking statements within the meaning of the “safe haíboí” píovisions of the Píivate Secuíities Litigation Refoím Act of 1995. Sizzle’s, Cíitical Metals’, and Euíopean Lithium’s and/oí EUR BVI’s actual íesults may diffeí fíom theií expectations, estimates and píojections and consequently, you should not íely on these foíwaíd - looking statements as píedictions of futuíe events. Foíwaíd - looking statements include statements conceíning plans, objectives, goals, stíategies, futuíe events oí peífoímance, and undeílying assumptions and otheí statements that aíe otheí than statements of histoíical facts. No íepíesentations oí waííanties, expíess oí implied aíe given in, oí in íespect of, this píess íelease. When we use woíds such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “píoject,” “estimate” oí similaí expíessions that do not íelate solely to histoíical matteís, it is making foíwaíd - looking statements. ľhese foíwaíd - looking statements and factoís that may cause actual íesults to diffeí mateíially fíom cuííent expectations include, but aíe not limited to: the futuíe financial peífoímance of Cíitical Metals; the gíowing global maíket demand foí lithium - ion batteíies and theií íaw mateíial; Cíitical Metals’ liquidity íequiíements and capital íesouíces; the ability of the paíties to complete the tíansactions contemplated by the Píoposed Business Combination in a timely manneí oí at all; the íisk that the Píoposed Business Combination oí otheí business combination may not be completed by Sizzle’s business combination deadline and the potential failuíe to obtain an extension of the business combination deadline; the outcome of any legal píoceedings oí goveínment oí íegulatoíy action on inquiíy that may be instituted against Sizzle, Euíopean Lithium oí EUR BVI oí otheís following the announcement of the Píoposed Business Combination and any definitive agíeements with íespect theíeto; the inability to satisfy the conditions to the consummation of the Píoposed Business Combination, including the appíoval of the Píoposed Business Combination by the stockholdeís of Sizzle; the occuííence of any event, change oí otheí ciícumstance that could give íise to the teímination of the Meígeí Agíeement íelating to the Píoposed Business Combination; the ability to meet stock exchange listing standaíds following the consummation of the Píoposed Business Combination; the effect of the announcement oí pendency of the Píoposed Business Combination on Euíopean Lithium’s and EUR BVI’s business íelationships, opeíating íesults, cuííent plans and opeíations of Euíopean Lithium and EUR BVI; the ability to íecognize the anticipated benefits of the Píoposed Business Combination, which may be affected by, among otheí things, competition, the ability of Cíitical Metals to gíow and manage gíowth píofitably; the possibility that Cíitical Metals, Euíopean Lithium and EUR BVI may be adveísely affected by otheí economic, business, and/oí competitive factoís; Cíitical Metals’, Euíopean Lithium’s and EUR BVI’s estimates of expenses and píofitability; expectations with íespect to futuíe opeíating and financial peífoímance and gíowth, including the timing of the completion of the Píoposed Business Combination; Euíopean Lithium’s and Cíitical Metals’ ability to execute on theií business plans and stíategy; those factoís discussed in Sizzle’s Annual Repoít on Foím 10 - K foí the yeaí ended Decembeí 31, 2022 undeí the heading “Risk Factoís,” and otheí documents Sizzle has filed, oí will file, with the SEC; and otheí íisks and unceítainties descíibed fíom time to time in filings with the SEC. ľhe foíegoing list of factoís is not exhaustive. You should caíefully consideí the foíegoing factoís and the otheí íisks and unceítainties descíibed in the “Risk Factoís” section of the Registíation Statement íefeíenced above and otheí documents filed by Sizzle and Cíitical Metals fíom time to time with the SEC. ľhese filings identify and addíess otheí impoítant íisks and unceítainties that could cause actual events and íesults to diffeí mateíially fíom those contained in the foíwaíd - looking statements. Foíwaíd - looking statements speak only as of the date they aíe made. ľheíe may be additional íisks that neitheí Sizzle noí Euíopean Lithium and EUR BVI píesently know, oí that Sizzle and Euíopean Lithium and/oí EUR BVI cuííently believe aíe immateíial, that could cause actual íesults to diffeí fíom those contained in the foíwaíd - looking statements. Foí these íeasons, among otheís, investoís and ASX: EUR | euíopeanlithium.com

other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

ASX: EUR | europeanlithium.com